Atlas Copco

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of International Corporate Finance
Mail Stop 3-2

Stockholm, Sweden, December 5, 2005

File No. 82-812

Please find enclosed the following press releases from Atlas Copco AB, each marked with the above stated number:

- Financial information from Atlas Copco during 2006.

Atlas Copco AB
Group Communications

Katarina Dahn

Sent by DHL 477 9948 423

Atlas Copco

Press Release from the Atlas Copco Group

For further information please contact:
Annika Berglund, Senior Vice President Communications
+46 (0)8 743 8070 or +46 (0)70 322 8070

Financial information from Atlas Copco during 2006

Stockholm, Sweden, December 2, 2005: The Atlas Copco Group will issue financial information on the following dates next year:

2006	February 2	Preliminary 2005 Report Q4 - fourth quarter results 2005
	April 27	Q1 - first quarter results 2006 Annual General Meeting
	July 17	Q2 - second quarter results 2006
	October 24	Q3 - third quarter results 2006
2007	February 1	Preliminary 2006 Report Q4 – fourth quarter results 2006

Note: Atlas Copco will as of today only distribute press releases by fax to media that have especially requested this channel.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2004, the Group had revenues of approximately BSEK 49, with 98% of revenues outside Sweden. The Group has more than 25 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, industrial tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC Equipment Rental, and CP. More information can be found on atlascopco.com.